Exhibit 99.213

DeFi Technologies Announces Q1 2022 Financial Results, with Valour Q1 2022 Net Income of $967,666

TORONTO, May 17, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announces its strong financial performance for the three month period ending March 31, 2022 (all amounts in Canadian dollars, unless otherwise indicated) despite extremely difficult broad based market conditions.

Key Highlights of Q1 2022

•
As at March 31, 2022 achieved $344 million assets under management ("AUM") in fully owned subsidiary Valour Inc. ("Valour"), which is responsible for the company's portfolio of exchange-traded products ("ETPs").

•	Valour reported net income of $968 thousand on total revenues of $3.1 million.

•
On January 5, 2022, the Company announced its preferred partnership agreement with SEBA Bank AG ("SEBA"), a leading global private Swiss Crypto Bank. SEBA is a fully integrated, FINMA licensed, digital assets banking platform providing a seamless, secure, and easy-to-use bridge between digital and traditional assets.

•	On January 25, 2022, the Company announced it has closed an investment of CHF25 million into SEBA and will receive a seat on SEBA's Board of Directors.

•	On February 1, 2022, the Company announced that Valour received approval to begin trading Solana ETP on the Boerse Frankfurt Zertifikate AG (the "Frankfurt Exchange").

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On February 16, 2022, the Company received approval from the Nordic Growth Market stock exchange for the listing of a new ETP, Valour Avalanche (AVAX) SEK, and the ETP was launched on February 28, 2022.

•	On February 17, 2022, the Company entered into a strategic partnership with RockX to provide staking yield through financial products.

•	On March 21, 2022, the Company created a special purpose vehicle to support distribution of an asset-backed product program.

•	On March, 25, 2022, the Company's announced that Valour has listed Valour Avalanche (AVAX) on the Frankfurt Exchange.

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On May 6, 2022, the Company's shareholders approved a special resolution to change the name of the Company to "Valour Inc.". The name change is subject to standard regulatory approvals and will be effective June 1, 2022.

"Q1 2022 has been an extremely difficult quarter for the entire crypto and Web3.0 ecosystem. Broad-based selling across all sectors including the Nasdaq falling into bear territory made our results at Valour even more remarkable," said Russell Starr, Chief Executive Officer of DeFi Technologies. "If you strip out non-cash items, our loss for the quarter as an entire company was a modest $3 million and if we strip out our non-cash losses for the venture portfolio (marked to market on weaker token prices), our loss was approximately $1.5 million for the quarter. With impending new products, leveraging our SEBA relationship and, we believe, a rebound in the entire sector, DeFi Technologies (soon to be renamed Valour) may be on track for a record year despite this extremely challenging quarter."

ETPs/Valour

The Company's ETP business Valour reported AUM of $344 million as of March 31, 2022. Valour reported net income of $968 thousand on total revenue of $3.1 million.

Liquidity

The Company maintains a very strong liquidity position, with cash of $8.3 million and total assets of $468.6 million as of March 31, 2022.

Financial Performance

For the three months ended March 31, 2022

•	Total revenues of $1.8 million;

•	Net loss of $12.3 million

•	Adjusted net loss of $3 million excluding share-based compensation expense of $8.7 million and amortization - intangibles of $0.6-million;

•	Staking and lending income of $2.2 million, management fees on ETPs of $571 thousand and node validator revenue of $288 thousand.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit defi.tech.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. For more information on Valour, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Q1 2022 financial statements and management discussion and analysis of the Company; the proposed name change of the Company; the growth of AUM and net sales; the development and launch of new ETPs; expansion of DeFi Technologies and Valour into other geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs by Frankfurt Exchange, NGM, Euronext and other exchanges; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Wachsman PR, defitech@wachsman.com

CO: DeFi Technologies, Inc.

CNW 07:30e 17-MAY-22